*FOIA Confidential Treatment Request* Confidential Treatment Requested by Kite Pharma, Inc. in connection with Registration Statement on Form S-1 initially filed on May 19, 2014

Charles S. Kim T: +1 858 550-6049 ckim@cooley.com	VIA EDGAR AND FEDEX

June 2, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Riedler

        Bryan J. Pitko

        Austin Stephenson

Re:	Kite Pharma, Inc.
Registration Statement on Form S-1
File No. 333-196081

Dear Mr. Riedler:

On behalf of our client, Kite Pharma, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 2, 2014 (the “Comment Letter”), relating to the Company’s confidential draft registration statement on Form S-1 submitted to the Commission on April 4, 2014, which was subsequently amended in response to the Comment Letter and filed with the Commission on May 19, 2014 (the “Registration Statement”). In this letter, we are responding only to comment number 17 in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

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that you telephone the undersigned rather than rely upon the U.S. mail for such notice. The address and telephone number for Charles S. Kim, the responsible representative, is c/o Cooley LLP, 4401 Eastgate Mall, San Diego, California 92121-1909, telephone number (858) 550-6049.

Staff Comment and Company Response

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation

Determining fair value of stock options, page 59

1.           We may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

Response: Historically, the fair value of the common stock underlying the Company’s stock-based awards has been determined on each grant date by the Company’s board of directors (the “Board”), with input from management. All options to purchase shares of the Company’s common stock were intended to be granted with an exercise price per share no less than the fair value per share of the Company’s common stock underlying those options on the date of grant, determined in good faith and based on the information known to the Board on the date of grant. In the absence of a public trading market for the Company’s common stock, on each grant date, the Board considered various objective and subjective factors described in detail in the Registration Statement, along with input from management, to determine the fair value of the Company’s common stock.

In addition to the above factors, as part of its assessment of the fair value of the Company’s common stock for purposes of making stock option grants, the Board also considered and relied upon appraisals of the fair value of the Company’s common stock as of June 30, 2013, December 31, 2013 and May 19, 2014 from independent third-party valuation specialists using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation (the “Practice Aid”).

June 30, 2013 Valuation

In accordance with the Practice Aid, the June 30, 2013 valuation appraisal used the option pricing method (“OPM”). OPM treats the rights of the holders of preferred and common shares as equivalent to call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of preferred shares, as well as their rights to participation and conversion. The estimated value of the common stock can be determined by estimating the value of its portion of each of these call option rights. The OPM took into consideration the sale price of the Company’s shares of Series A convertible preferred

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

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stock, which included sales to new investors on an arm’s length basis in May 2013. In addition, a 45% discount was applied for lack of marketability (“DLOM”) to reflect that the Company’s shares were not traded in an efficient, liquid market into which the shares could be readily sold and that no liquidity event was planned for twelve months. The resulting fair value of the Company’s common stock was $0.70 per share.

October and December 2013 Grants

From April 4, 2013 through December 12, 2013, the Board granted options on October 8, 2013 and December 12, 2013. At each grant date, the Board determined that the fair value of the Company’s common stock was $0.70 per share in connection with the grants of stock options, in consideration of the valuation analysis as of June 30, 2013 and the other objective and subjective factors described in the Registration Statement. As part of this determination, the Board concluded that no significant internal or external value-generating events had taken place since the June 30, 2013 valuation through December 12, 2013 and none were expected to occur in the near term.

December 31, 2013 Valuation

In accordance with the Practice Aid, the December 31, 2013 valuation appraisal used a hybrid method of the probability-weighted expected return method (“PWERM”) and an OPM to allocate enterprise value. For the PWERM, its weighting is based on management’s expectation about a possible exit event in the future while the OPM is weighted with respect to the uncertainties regarding various business milestones leading up to the exit event. The Company allocated enterprise value using a PWERM model for the scenarios of an initial public offering (“IPO”) in a favorable IPO market and in a base case market, and allocated enterprise value using an OPM model for a stay private scenario. The Company applied a present value discount to the IPO equity value of 0.833, assuming an IPO at December 31, 2014, and a DLOM of 15%. A DLOM of 30% was applied to the OPM model assuming an exit event at December 31, 2015. The resulting fair value of the Company’s common stock was $1.35 per share.

The hybrid model utilized a 20% probability that the Company would complete an IPO, and assumed a 40% probability of completing an IPO in a favorable IPO market and a 60% probability of completing the IPO in a base case market. For the favorable IPO market, the Company assumed that the biotechnology IPO market recovers and the Federal Reserve does not dramatically reduce the infusion of quantitative easing into the market. For the base case market, the Company assumed a less favorable IPO market due to life science investor fatigue, a weak macroeconomic outlook and investor concerns over the Federal Reserve taper.

As part of this determination, the Board considered value-generating events that occurred between June 30, 2013 and December 31, 2013, including the fact that on December 27, 2013, favorable data related to the ongoing Phase 1-2a clinical trial utilizing anti-CD19 CAR T cell therapy being conducted by the National Cancer Institute was published.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

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March 2014 Grants

From December 13, 2013 through March 25, 2014, the Board granted options on March 25, 2014. At the grant date, the Board determined that the fair value of the Company’s common stock was $1.35 per share in connection with the grant of stock options, in consideration of the valuation analysis as of December 31, 2013 and the other objective and subjective factors described in the Registration Statement. As part of this determination, the Board concluded that no significant internal or external value-generating events had taken place since the December 31, 2013 valuation through March 25, 2014 and none were expected to occur in the near term.

May 19, 2014 Valuation

In accordance with the Practice Aid, the May 19, 2014 valuation appraisal used a hybrid method of the PWERM and an OPM to allocate enterprise value. The Company allocated enterprise value using a PWERM model for the scenarios of an IPO in a favorable IPO market and in a base case market, and allocated enterprise value using an OPM model for a stay private scenario. The Company applied a present value discount to the IPO equity value of 0.935, assuming an IPO at September 30, 2014, and a DLOM of 10%. A DLOM of 30% was applied to the OPM model assuming an exit event at May 18, 2016. The resulting fair value of the Company’s common stock was $6.89 per share.

The hybrid model utilized a 75% probability that the Company would complete an IPO, and assumed a 40% probability of completing an IPO in a favorable IPO market and a 60% probability of completing the IPO in a base case market. For the favorable IPO market, the Company assumed that improving investor sentiment towards quality biotechnology companies with investors willing to pay a premium for pipeline potential would result in a favorable IPO. For the base case market, the Company assumed a less favorable IPO market due to the increased selectivity in the biotechnology IPO market and that investors may focus on the risks inherent in the Company’s product pipeline.

As part of this determination, the Board considered internal and external value-generating events that occurred between December 31, 2013 and May 19, 2014, including the following:

•

On March 27, 2014, the U.S. Food and Drug Administration Office of Orphan Products Development granted orphan drug designation for the Company’s lead investigational therapy, an autologous engineered T cell product that targets CD19 expression on B cell malignancies, for the treatment of diffuse large B cell lymphoma.

•	In April 2014, the Company entered into a note purchase agreement with investors for the sale of an aggregate of $50.0 million of convertible promissory notes.

•	On April 4, 2014, the Company submitted a draft registration statement to the Commission and on May 19, 2014 the Company filed publicly the Registration Statement.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

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•	Since April 15, 2014, the biotechnology market improved, with quality biotechnology companies having separated from the lesser promising biotechnology companies in terms of valuations.

•

In May 2014, the Company had meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Act”). In connection with such meetings, the Company received feedback from potential investors which caused the Board to increase its expectations regarding the anticipated probability of an IPO and the value of the Company.

Preliminary IPO Price Range

The Company respectfully advises the Staff that on June 2, 2014, representatives of the lead book-running managers of its IPO advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary estimated IPO price to be included on the cover of the Company’s preliminary prospectus of $[*] to $[*] per share (the “Preliminary IPO Price Range”).

The Company advises the Staff that it will set forth a bona fide initial offering price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus, which price range will be narrower than but within the Preliminary IPO Price Range (it is anticipated to be a $[*] range within the Preliminary IPO Price Range). The parameters of that narrower price range will be subject to then-current market conditions, continuing discussions with the underwriters, and any further business, market or other developments impacting the Company. The Company respectfully submits to the Staff that the increase in value between the most recent valuation report described above, compared to the Preliminary IPO Price Range, is reasonable. Specifically, the Company submits to the Staff that the May 19, 2014 valuation report appropriately reflected the potential for a stay private scenario. The probability of completing an IPO was determined to be 75% at May 19, 2014 and the IPO equity value determination was $10.49 per share, before applying a 0.935 present value discount and a DLOM of 10%, which took into consideration the continuing volatility of the biotechnology IPO market, the failure of biotechnology companies in recent months to complete an IPO and a base case, or less favorable, IPO market. In contrast, the Preliminary IPO Price Range is a single outcome which necessarily assumes that the IPO has occurred and a public market for the Company’s common stock has been created. As a result, unlike the valuation performed in connection with the Company’s option grants as a private company, the Preliminary IPO Price Range excludes any marketability or illiquidity discount for the Company’s common stock and takes into account that the IPO would provide significant additional cash proceeds to the Company to help fuel its growth and substantially strengthen the Company’s balance sheet. In addition, the Preliminary IPO Price Range assumes the conversion of (i) $50.0 million aggregate principal amount of outstanding convertible notes, plus accrued interest, into shares of common stock and (ii) 20,315,397 shares of outstanding Series A convertible preferred stock, plus accrued dividends, into shares of common stock, and the resulting elimination of all convertible note and preferred stock preferences (including the liquidation preference for the convertible notes and the Series A convertible preferred stock that stand in front of the common stock prior to the respective conversions).

Finally, there are other factors that support the discount in the May 19, 2014 valuation determination, compared to the Preliminary IPO Price Range, including (i) the inherent uncertainty of completing a successful IPO, (ii) the possibility that the actual IPO price could be substantially lower than the Preliminary IPO Price Range recommended by the Company’s

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underwriters and (iii) the 180-day lock-up agreement to which the shares underlying the stock options will be subject following the IPO.

June 2014 Grants

After March 26, 2014, the Board has not granted any options. But the Company advises the Staff that it intends to grant options on or about June 6, 2014. At the grant date, the Board is expected to determine that the fair value of the Company’s common stock for purposes of Section 409A of the Internal Revenue Code of 1986, as amended, and the exercise price of the options will be $6.89 per share, after taking into consideration the valuation analysis as of May 19, 2014 described above and the other objective and subjective factors described in the Registration Statement. As part of this determination, the Board is expected to determine that no significant internal or external value-generating events have taken place since the May 19, 2014 valuation through June 6, 2014.

However, the Company also advises the Staff that once the bona fide initial offering price range has been determined, the Company anticipates retrospectively reassessing solely for financial accounting purposes the common stock fair value related to the expected upcoming option grant. The Company advises the Staff that fair value for financial accounting purposes of the options expected to be granted on or about June 6, 2014 will be the midpoint of the bona fide initial offering price range. Moreover, the Company advises the Staff that it expects to include disclosure regarding these options and the related expected stock-based compensation charges in a pre-effective amendment to the Registration Statement.

Destruction of this Unredacted Letter Pursuant to Rule 418 Under the Act

We further request, pursuant to Rule 418 under the Act, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

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4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

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The Company respectfully requests the Staff’s assistance in completing its review of the supplemental information contained herein as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. And please contact me at (858) 550-6049 if you have any questions regarding the Registration Statement or the foregoing information.

Sincerely,

COOLEY LLP

/s/ Charles S. Kim, Esq.

Charles S. Kim, Esq.

cc:	Arie S. Belldegrun, M.D., Kite Pharma, Inc.
Cynthia M. Butitta, Kite Pharma, Inc.
Fred M. Muto, Esq., Cooley LLP
Charles J. Bair, Esq., Cooley LLP
Donald J. Murray, Esq., Covington & Burling LLP

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM